Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

VIA EDGAR                                                                                              February 1, 2012

Re:	Permal Hedge Strategies Fund
Registration Statement on Form N-2, File Nos. 333-177961 and 811-22628

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Filing Desk

Dear Sir or Madam:

On behalf of Permal Hedge Strategies Fund (the “Fund”) and pursuant to rule 497(b) under the Securities Act of 1933, as amended, we hereby submit for filing by direct electronic transmission a definitive copy dated February 1, 2012 of the Fund’s prospectus.

Any questions or communications concerning the enclosed materials should be directed to Jeremy Barr of this firm at 212-455-2918.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

Enclosures

cc:	Harris C. Goldblat